SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the
     Public Utility Holding Company Act of 1935, as amended


                          CitiPower Pty
                (Name of foreign utility company)


                       AEP Resources, Inc.
(Name of filing company if filed on behalf of a foreign utility company)


Please send a copy of all notices and correspondence concerning this Notice to:

                        J. D. Cross, Esq.
               Vice President and General Counsel
                       AEP Resources, Inc.
                  1 Riverside Plaza, 20th Floor
                       Columbus, OH 43215
                          614/223-1580


     Pursuant to Section 33(a) of the Public Utility Holding
Company Act of 1935, as amended (the "1935 Act") and Rule 57 thereunder, AEP Resources, Inc., an Ohio corporation ("Resources"), acting on behalf of CitiPower Pty, a corporation organized under the laws of Australia (the "Company"), hereby notifies the Commission that the Company is a "foreign utility company" ("FUCO") within the meaning of Section 33(a) of the 1935 Act.

ITEM 1

     State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.
     To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

     The name and business address of the entity for which FUCO status is claimed:

     CitiPower Pty
     CitiPower House
     624 Bourke Street
     Melbourne Victoria
     Australia 3000

Description of Facilities

     CitiPower is a public utility engaged in the distribution of electricity in the State of Victoria, Australia. Resources will own, indirectly, through one or more special purpose subsidiaries/ entities, a 100% interest in CitiPower. Other than Resources and such subsidiaries/entities, no person will hold a 5% or more voting interest in CitiPower.

     CitiPower's electric distribution network comprises sub-transmission (66Kv and below) and distribution assets, including approximately 37 zone substations. The network is predominantly an overhead, wooden poled distribution system comprising approximately 2,745 kilometers (kms) of high and low voltage overhead lines and 1,864 kms of high and low voltage underground cables. CitiPower's service territory covers approximately 157 total square kms of the suburban and metropolitan Melbourne areas. CitiPower serves approximately 240,000 residential, commercial and industrial customers.


ITEM 2

     State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

     The Company currently has no 'associate companies' that are domestic 'public-utility companies', as those terms are defined in the 1935 Act.

     Resources is a wholly-owned subsidiary of American Electric Power Company, Inc. ("AEP"), a registered "holding company" as defined in the 1935 Act. Consequently, if the above-described acquisition of an interest in the Company is successful, the following domestic "public-utility companies" will be "associate companies" of the Company:

AEP Generating Company
Appalachian Power Company
Columbus Southern Power Company
Indiana-Kentucky Electric Corporation
Indiana Michigan Power Company
Kentucky Power Company
Kingsport Power Company
Ohio Power Company
Ohio Valley Electric Corporation
Wheeling Power Company

     AEP is a "holding company" with respect to each of AEP Generating Company, Appalachian Power Company, Columbus Southern Power Company, Indiana-Kentucky Electric Corporation ("IKEC"), Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Ohio Valley Electric Corporation ("OVEC") and Wheeling Power Company (collectively, the "AEP Utility Subsidiaries"). In addition, OVEC is a "holding company" of IKEC.

     None of the AEP Utility Subsidiaries will have any relationship with the Company other than, if the acquisition is successful, sharing AEP as a "holding company" and being an "associate company" of the Company. None of the AEP Utility Subsidiaries will pay any part of the purchase price for the Company.



EXHIBIT A - Not Applicable

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

AEP RESOURCES, INC.


By:/s/ A. A. Pena______________
Name:   A. A. Pena
Title:  Vice President


Dated: November 19, 1998